M E M O R A N D U M
TO:	Mindy Rotter, Esq., CPA U.S. Securities and Exchange Commission Division of Investment Management Disclosure and Accounting Office
FROM:	Emily Bennett Vice President and Deputy General Counsel Jackson National Asset Management, LLC
DATE:	February 27, 2025
SUBJECT:
Responses to comments on the Annual Financial Statements filed on Form N-CSR on February 29, 2024, for JNL Series Trust (File Nos: 33-87244 and 811-08894) and JNL Investors Series Trust (File Nos: 333-43300 and 811-10041) (each individually the “Registrant” and collectively, the “Registrants”)

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) comments received via telephone on February 6, 2025 to the Registrants’ Annual Financial Statements for the year ended December 31, 2023.

The comments are set forth below in italics, with responses immediately following.

1.
Please explain in correspondence what type of organization the American Funds Insurance Series master funds is, for example, a partnership or corporation, and confirm sufficient disclosures are provided in the audited Financial Statements. Please refer to the IM Dear CFO Letter 1995-06 (11/2/1995).

RESPONSE: The Registrant states that American Funds Insurance Series master funds are series of open-end investment company organized as a Massachusetts business trust and has added that detail to the Notes to Financial Statements. Shareholders of the American Funds Insurance Series master funds approved a proposal to reorganize from a Massachusetts business trust to a Delaware statutory trust, though the Series reserved the right to delay implementing the reorganization and has elected to do so. Because the American Funds Insurance Series master funds are neither organized as a partnership or a corporation, the Registrant believes sufficient disclosures are provided in its audited Financial Statements.

2.
Please explain in correspondence why the Financial Statements of the American Funds Insurance Series master funds are not provided with the Financial Statements of the feeder funds. The funds must refile Form N-CSR because it did not include the audited Financial Statements of the master funds in its filing. Please ensure the certification of the funds are updated accordingly. Please refer to the IM Dear CFO Letter 1998-03 (12/30/1998). In addition, please provide in correspondence a direct hyperlink to the master funds audited Financial Statements.

RESPONSE: The Registrant has not previously included the Financial Statements of the American Funds Insurance Series master funds with the Financial Statements of the feeder funds in the N-CSR filing. However, the Registrant has referenced the Financial Statements of the American Funds Insurance Series master funds in its Financial Statements. Additionally, the Registrant provides the Financial Statements of the American Funds Insurance Series master funds on the Registrant’s website and also in mailings to shareholders. The Registrant will begin including the Financial Statements of the American Funds Insurance Series master funds in its Financial Statements, beginning with the period ending December 31, 2024.

Additionally, a direct link to the master funds’ audited Financial Statements is provided: https://www.sec.gov/Archives/edgar/data/729528/000005193124000281/afis_ncsr.htm

The following link is to the Registrant’s website: https://www.jackson.com/pdf/jnlst/vadv7338-afis.pdf

3.
For those funds that are in a fund of funds arrangement, please explain in correspondence what the policy is for attaching the Financial Statements for such funds that they are invested in. Please refer to IM Dear CFO Letter 1997-02 (modified 11/22/2019).

RESPONSE: For fund of funds (“FOF”) arrangements, the Registrant’s policy for attaching the financial statements of underlying funds in which they are invested is as follows. For FOF with greater than 20% of its net assets held in an underlying fund, a reference to the location in the public domain where the underlying fund’s Schedule of Investments and financial statements are available is included in the Notes to the Financial Statements. For FOF which hold greater than 75% of its net assets in an underlying fund, the FOF will attach the financial statements to the shareholder mailing and include them on the FOF website posting. A reference that the underlying fund’s report is attached will be added to the Notes to the Financial Statements. In light of Comment 2 above, the policy has also been amended to attach the underlying funds’ financial statements to the FOF financial statements in Form N-CSR and N-CSRS.

4.
Please confirm in correspondence that each non-diversified fund continues to maintain its non-diversified status. The Commission Staff notes that if any of the funds have been operating as diversified for more than three years that fund will require shareholder approval prior to changing its status back to non-diversified. This comment applies to all non-diversified funds.

RESPONSE: The Registrant confirms that each non-diversified fund continues to maintain its non-diversified status. The Registrants note that certain funds retain their non-diversified status, even if it becomes diversified for a period of time while tracking its index, in reliance on the June 24, 2019 no-action letter from the Chief Counsel’s Office, Division of Investment Management, to Stradley Ronon Stevens & Young, LLP. The current prospectus for these funds includes the following disclosure:

The Fund is “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”) and may invest more of its assets in fewer issuers than “diversified” mutual funds. From time to time, the Index may become diversified. During those times, the Fund will continue to track the performance of the Index, but the Fund will retain its non-diversified status even if its holdings become diversified.

5.
Form N-CSR was updated. The most recent version of form can be found on the SEC’s website. The updated form includes, among other questions, Item 4i and Item 4j and requires these to be addressed even if not applicable. Item 4i and Item 4j were not answered. Please provide answers to these questions in correspondence and confirm that all questions on Form N-CSR will be responded to going forward. This applies to both Registrants.

RESPONSE: The Registrant confirms that Item 4., sub-parts i. and j. are not applicable and confirms that all questions on Form N-CSR will be responded to going forward.

6.
The response to C.6., Securities lending, on Form N-CEN, filed on 3/14/2024, was not provided. Please explain in correspondence why no response was provided and confirm going forward all applicable questions will be responded to. This applies to the JNL/ClearBridge Large Cap Growth Fund, the JNL/Mellon DowSM Index Fund, and the JNL/Morningstar Wide Moat Index Fund.

RESPONSE: The Registrant confirms that the responses to C.6, Securities lending, on Form N-CEN, filed on 3/14/2024, were correct for JNL/ClearBridge Large Cap Growth Fund, JNL/Mellon Dow Index Fund and JNL/Morningstar Wide Moat Index Fund. The Funds engaged in securities lending during the period, resulting in the answer to C.6.b being ‘Yes” and the income being disclosed in C.6.g. However, no securities were on loan at any month end date during the year, resulting in the answer to C.6.f (Monthly average value on loan) being 0.

7.
The response to C.8., Expense limitations, question B on Form N-CEN, filed on 3/14/2024, was “No.” The Statement of Operations discloses waived fees. Please explain in correspondence the difference in the disclosures. Examples include the JNL Emerging Markets Index Fund, the JNL S&P 500 Index Fund, and the JNL/DFA U.S. Core Equity Fund.

RESPONSE: The Registrant confirms that all expense waivers will be disclosed in C.8 on Form N-CEN going forward.

8.
The Statement of Operations disclosed recovery of previous reimbursement expenses for the JNL/Dreyfus Money Market Fund (formerly, the JNL/WMC Government Money Market Fund). The response to C.8., Expense limitations, on Form N-CEN, filed 3/14/2024, notes that the fund has not waived fees. Please explain in correspondence what the recoupment represents and the difference in the disclosure.

RESPONSE: The Registrant confirms that no fees were waived pursuant to the expense limitation agreement for JNL/Dreyfus Money Market Fund (formerly, the JNL/WMC Government Money Market Fund) during the year ended 12/31/2023. The recoupment disclosed in the financial statements and in C.8.d of Form N-CEN represents the recovery of previously waived fees from prior fiscal years, as described in Note 8 Investment Advisory Fees and Transactions With Affiliates of the Notes To Financial Statements under the heading Advisory Fee Waivers and Expense Reimbursements.

9.
The principal investment strategy of the current prospectus for the JNL/Neuberger Berman Gold Plus Strategy Fund notes “Under normal conditions, the Fund will primarily invest in gold futures contracts that provide investment exposure to gold and in fixed-income instruments. The Fund may also invest in exchange-traded funds (“ETFs”) that provide investment exposure to physical gold. The Fund concentrates its investments in the metals and mining industry and therefore invests 25% or more of its total assets in such industry. The Fund may also invest in derivatives and ETFs that provide investment exposure to precious metals, including, but not limited to, silver, platinum, and palladium.” Please explain in correspondence how the fund complies with its investment strategy based upon its 12/31/2023 holdings disclosed in its Schedule of Investments.

RESPONSE: The Registrant confirms that the fund’s 12/31/2023 holdings are aligned with its principal investment strategy. The fund’s economic exposure as of 12/31/2023 was approximately 90% to gold, 7% to other precious metals (silver, platinum, palladium), and 3% to Bitcoin. The fund rebalances these exposures on a monthly basis. The fund gains the majority of these exposures through futures contracts, and, therefore, the majority of the fund’s net assets are held in cash equivalents as collateral. The Registrant believes the economic exposures demonstrate that the fund is aligned with its stated strategy.

10.
The line graph presented for the JNL Bond Index Fund, JNL Emerging Markets Index Fund, JNL International Index Fund, JNL Mid Cap Index Fund, and JNL Small Cap Index Fund is for Class A. These funds do not have Class A shares. Please confirm in correspondence that the correct class share will be provided going forward.

RESPONSE: The Registrant confirms that these funds only have one share class and do not have Class A shares. The graph was mislabeled “Class A” when it should have read “Class I,” however, the Registrant confirms that the information in the line graphs is accurate for these funds’ only share class and the disclosure will be updated prospectively.

11.
Class A shares are identified as inactive in EDGAR for the JNL S&P 500 Index Fund, but based on disclosure in the current prospectus and Financial Statements, it appears to be active. Please review EDGAR and confirm in correspondence this information will be corrected.

RESPONSE: The Registrant confirms that the JNL S&P 500 Index Fund has active Class I shares but no Class A shares. The Registrant notes that in the Form N-CSR under review, the line chart referring to the performance of this fund since inception showed in its chart legend that it has Class A shares. This line chart will be updated prospectively. The Registrant also notes there is a fund with a similar name, JNL/Mellon S&P 500 Index Fund, that has active Class A and Class I shares.

12.
The fund’s investment objective for the JNL/Harris Oakmark Global Equity Fund is noted in the MDFP as its “primary long term goal is to achieve a high absolute rate of return” while the prospectus states “the investment objective is to seek cap appreciation.” Please explain in correspondence the difference in the disclosure and confirm going forward the disclosures will be consistent.

RESPONSE: The Registrant confirms the difference in the disclosure is related to different drafters (the adviser vs. the sub-adviser) and that there will be consistency going forward.

13.
Please explain in correspondence what the cash overdraft account noted on Statement of Assets and Liabilities represents. See the JNL/BlackRock Global Allocation Fund as an example but there are others.

RESPONSE: The Registrant states that the cash overdrafts for certain funds are due to large redemptions, financial statement adjustments to reflect restricted cash, or other immaterial accounting adjustments.

14.	Please explain in correspondence what the foreign currency overdraft account noted on Statement of Assets and Liabilities represents. This applies to the JNL/WMC Equity Income Fund.

RESPONSE: The Registrant states that the foreign currency overdraft for the JNL/WMC Equity Income Fund is due to an immaterial accounting adjustment.

15.
The Commission Staff noted differences between disclosure in the footnotes to the Financial Highlights table vs. disclosure in the current prospectus regarding the total expenses to average net assets but did not see any disclosures in prospectus that fees were restated to reflect current fees. Please explain in correspondence the differences in the disclosures. The JNL/American Funds Global Growth Fund, the JNL/American Funds Global Small Capitalization Fund, and the JNL/American Funds New World Fund are examples.

RESPONSE: The Registrant reviewed the disclosures for each of the “JNL/American Funds” funds and notes that with the exception of one fund, the disclosures either match or the current prospectus disclosure already contains a footnote stating that fees were restated to reflect current fees. The Registrant confirms the disclosures for the one fund where there are differences will be updated going forward.

16.
The Commission Staff noted that the Financial Highlights disclose net expenses. The current prospectus does not disclose waived fees. Please explain the difference in correspondence. The JNL/PPM America Floating Rate Income Fund and the JNL/T. Rowe Price Capital Appreciation Fund are examples.

RESPONSE: The Registrant notes that there were voluntary fee waivers in place for certain of the funds that ended on or before 12/31/2023. The Registrant notes the reason for the differences between the Financial Highlights and the current prospectus are because voluntary waivers are not permitted disclosure in the expense table or the corresponding footnotes.

The Registrant understands that it is responsible for the accuracy or inaccuracy of its filings on Form N-CSR notwithstanding any action or inaction on the part of the Commission Staff.

It is the Registrants’ intention to respond fully to the Commission Staff’s comments, and the Registrants believe that the responses described above do so fully.

If you have any questions, please call me at (517) 574-2089. Thank you for your prompt attention to this matter.

cc: File